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                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 FORM 12B-25

                                         COMMISSION FILE NUMBER     1-13508
                                                                ----------------
                          NOTIFICATION OF LATE FILING

(Check One):[ ]Form 10-K [ ]Form 11-K [ ]Form 20-F [X]Form 10-Q [ ]Form N-SAR

                 For Period Ended:            June 30, 2000
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                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION

                          The Colonial BancGroup, Inc.
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Full name of registrant

                            Southland Bancorporation
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Former name if applicable

                         One Commerce Street, Suite 800
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Address of principal executive office (STREET AND NUMBER)

                           Montgomery, Alabama 36104
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City, state and zip code

                        PART II -- RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

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 [X] (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant was unable timely to file its Report on Form 10-Q for the quarter ended June 30, 2000, because the preparation of certain material financial information relating to events subsequent to June 30, 2000 could not be completed within the prescribed time for filing. Subsequent to the end of the quarter ended June 30, 2000, the Registrant entered into a letter of intent to sell the remainder of its mortgage servicing portfolio. The execution of this agreement required disclosure of the effects of this subsequent event on the financial position of the Registrant in the Financial Statements at Note F -- Segment Information and Note G -- Discontinued Operations. The Registrant's outside auditor was required to review and comment upon this disclosure. The proximity of the execution of the Letter of intent to the filing date for the Form 10-Q made it impracticable to finalize the disclosure before the filing date without undue hardship.

The registrant has filed timely during the preceding 12 months all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934. The subject Form 10-Q will be filed on or before August 19, 2000, the fifth calendar day following the due date of the subject Form 10-Q.



                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Sheila P. Moody              334                240-5100
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                  (Name)                (Area Code)        (Telephone Number)


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(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes  [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          The Colonial BancGroup, Inc.
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    August 14, 2000                 /s/ W. Flake Oakley
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                                       By:  W. Flake Oakley
                                       Its: Chief Financial Officer and
                                            Executive Vice President